FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated October 12, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 12 October, 2023

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 12 October 2023
Changes to Membership of Board Committees

Exhibit 99

Notification of changes to membership of Board Committees

London, 12 October 2023 - Unilever today announces the following changes to its Board Committee composition effective 1st December 2023.

Ian Meakins will join the Nominating and Corporate Governance Committee as Committee Chair and also join the Compensation Committee. Nils Andersen will step down as Committee Chair of the Nominating and Corporate Governance Committee but will remain a Committee member. There are no changes to the Audit Committee and the Corporate Responsibility Committee.

Accordingly, the membership of each of the Board Committees effective as at 1st December 2023 will be as follows:

Audit Committee: Adrian Hennah (Chair), Susan Kilsby, Ruby Lu.

Nominating and Corporate Governance Committee: Ian Meakins (Chair), Nils Andersen, Judith Hartmann, Andrea Jung, Feike Sijbesma*.

Compensation Committee: Andrea Jung (Chair), Nils Andersen, Judith Hartmann, Nelson Peltz, Ian Meakins.

Corporate Responsibility Committee: Strive Masiyiwa (Chair), Youngme Moon, Feike Sijbesma*.
*Until 31st October 2023 as previously announced.

This announcement is made in accordance with Listing Rule 9.6.11.

Enquiries

Media: press-office.london@unilever.com
Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com
Investors:

Investor Relations Team  +44 20 7822 6830
investor.relations@unilever.com